UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Adams Golf, Inc.

(Name of issuer)

Common Stock

(Title of class of securities)

006228-10-0

(CUSIP number)

Dennis O. Garris Alston & Bird LLP 950 F Street NW Washington, DC 20004-1404 (202) 239-3452

(Name, address and telephone number of person authorized to receive notices and communications)

February 17, 2012

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 006228-10-0	Page 2 of 8 Pages

(1)	Names of reporting persons SJ Strategic Investments LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 1,116,923
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 1,116,923
(11)	Aggregate amount beneficially owned by each reporting person 1,116,923
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 14.3%*
(14)	Type of reporting person (see instructions) OO

*	Based on 7,804,664 shares of Common Stock outstanding as of November 8, 2011, according to the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2011.

SCHEDULE 13D

CUSIP No. 006228-10-0	Page 3 of 8 Pages

(1)	Names of reporting persons John M. Gregory
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 12,273
	(8)	Shared voting power 1,576,573*
	(9)	Sole dispositive power 12,273
	(10)	Shared dispositive power 1,116,923
(11)	Aggregate amount beneficially owned by each reporting person 1,588,846*
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 20.4%**
(14)	Type of reporting person (see instructions) IN

*

Includes 459,650 shares of Common Stock beneficially owned by Casati for which Casati has granted an irrevocable proxy to John M. Gregory and Joseph R. Gregory pursuant to the Voting Agreement. See Item 4.

**	Based on 7,804,664 shares of Common Stock outstanding as of November 8, 2011, according to the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2011.

SCHEDULE 13D

CUSIP No. 006228-10-0	Page 4 of 8 Pages

(1)	Names of reporting persons Joseph R. Gregory
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 1,131,946
	(8)	Shared voting power 459,650*
	(9)	Sole dispositive power 1,131,946
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 1,591,596*
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 20.4%**
(14)	Type of reporting person (see instructions) IN

*

Includes 459,650 shares of Common Stock beneficially owned by Casati for which Casati has granted an irrevocable proxy to John M. Gregory and Joseph R. Gregory pursuant to the Voting Agreement. See Item 4.

**	Based on 7,804,664 shares of Common Stock outstanding as of November 8, 2011, according to the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2011.

SCHEDULE 13D

CUSIP No. 006228-10-0	Page 5 of 8 Pages

(1)	Names of reporting persons Roland E. Casati
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 459,650*
	(9)	Sole dispositive power 459,650*
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 459,650
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 5.9%**
(14)	Type of reporting person (see instructions) IN

*

Includes 459,650 shares of Common Stock beneficially owned by Casati for which Casati has granted an irrevocable proxy to John M. Gregory and Joseph R. Gregory pursuant to the Voting Agreement. See Item 4.

**	Based on 7,804,664 shares of Common Stock outstanding as of November 8, 2011, according to the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2011.

This Amendment No. 7 to Schedule 13D (“Amendment No. 7”) amends and supplements the statement on Schedule 13D initially filed on January 30, 2007 (the “Original Filing”), as amended by Amendment No. 1 filed on May 23, 2007, Amendment No. 2 filed on November 6, 2007 and Amendment No. 3 filed on November 30, 2007, with respect to SJ Strategic Investments LLC (“SJSI”), John M. Gregory, Joan P. Gregory, Susan Gregory, James M. Gregory and Joseph R. Gregory (the “Initial Reporting Persons”), Amendment No. 4 filed on November 17, 2011, with respect to the Initial Reporting Persons and Roland E. Casati (“Casati”), Amendment No. 5 filed on November 29, 2011 by SJSI, John M. Gregory, Joseph P. Gregory and Casati (collectively, the “Reporting Persons”) and Amendment No. 6 filed on December 7, 2011. Information reported in the Original Filing, as amended, remains in effect except to the extent that it is expressly amended, restated or superseded by information contained in this Amendment No. 7. Capitalized terms used and not defined in this Amendment No. 7 have the meanings set forth in the Original Filing, as amended. This Amendment No. 7 is being filed jointly pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by the Reporting Persons.

Item 4. Purpose of Transaction

Item 4 is hereby amended by adding the following information:

On February 17, 2012, SJSI nominated, pursuant to Section 3.13 of the Bylaws of Issuer (the “Bylaws”), three individuals to stand for election to the Issuer’s Board of Directors at the 2012 Annual Meeting of Stockholders of the Issuer (the “Annual Meeting”). SJSI nominated Messrs. Roland E. Casati and Marc H. Eubanks as Class II directors with terms expiring at the 2015 annual meeting of stockholders and nominated Andrew K. Stull to serve as a Class I director with a term expiring at the 2014 annual meeting. The election of such nominees at the Annual Meeting would result in a Board of Directors consisting of eight members. A copy of the letter from SJSI to the Issuer submitting such nominees under Section 3.13 of the Bylaws, which includes the biographies of SJSI’s nominees, is attached as Exhibit 1 to this Amendment No. 7 and is hereby incorporated by reference. The Reporting Persons intend to vote all of the shares owned by them in favor of the nominees submitted by SJSI.

Item 7. Material to Be Filed as Exhibits

Exhibit 1	Letter from SJ Strategic Investments LLC to Adams Golf, Inc. dated February 17, 2012.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amended statement is true, complete and correct.

Date: February 17, 2012

SJ Strategic Investments LLC

By:	/s/ John M. Gregory
John M. Gregory
Its: Managing Member

/s/ John M. Gregory
John M. Gregory

/s/ Joseph R. Gregory
Joseph R. Gregory

/s/ Roland E. Casati
Roland E. Casati

EXHIBIT INDEX

Exhibit No.	Description
1	Letter from SJ Strategic Investments LLC to Adams Golf, Inc. dated February 17, 2012.

Exhibit 1

[SJ STRATEGIC INVESTMENTS LLC LETTERHEAD]

BY UNITED STATES MAIL,

RETURN RECEIPT REQUESTED

Corporate Secretary

Adams Golf, Inc.

2801 E. Plano Parkway

Plano, Texas 75074

Ms. Pamela High:

Pursuant to Section 3.13 of the Bylaws of Adams Golf, Inc. (the “Company”), SJ Strategic Investments LLC (“SJ”) hereby nominates the following three persons for election as directors of the Company at the 2012 Annual Meeting of Stockholders of the Company (the “Annual Meeting”), each to serve in the director class and for the term indicated below and resulting in a Board of Directors consisting of eight members:

	September 30,	September 30,	September 30,	September 30,
Name	Age	Business Address	Residence Address	Director Class/ Term*
Roland E. Casati	81	2340 River Road Suite 300 Des Plaines, IL 60018	255 N. Greenbay Rd. Lake Forest, IL 60045	Class II/2015
Marc H. Eubanks	41	16639 Jonesboro Rd. Bristol, VA 24202	731 Fox Meadow Lane Bristol, VA 24201	Class II/2015
Andrew K. Stull	50	620 Shelby Street Bristol, TN 37620	1111 Southwest Avenue Johnson City, TN 37604	Class I/2014

*	Term expiring at the Annual Meeting of Stockholders held in the indicated year.

Attached hereto is (1) additional information regarding each such nominee as would have been required to be included in a proxy statement filed by the Company with the Securities and Exchange Commission had such nominee been nominated by the Board of Directors of the Company, (2) a description of all arrangements and understandings, if any, between SJ (including its affiliates), each such nominee and any other persons pursuant to which the nomination of such nominee is made, and (3) the consent of each nominee to serve as a director of the Company if elected.

SJ hereby represents that it (1) is the holder of record of 1,116,923 shares of common stock of the Company, (2) is entitled to vote at the Annual Meeting, (3) intends to appear in person or by proxy at the Annual Meeting to nominate the persons named above for the director classes and terms indicated, and (4) has no material interest in the nomination of the above-named persons as directors other than (a) as a stockholder of the Company (it and its affiliates, including John M. Gregory, Joseph R. Gregory and Roland E. Casati, beneficially own 2,720,792 shares of common stock of the Company, as described in more detail in Amendments No. 5 and 6 to Schedule 13D filed by them with the Securities and Exchange Commission on November 29, 2011 and December 7, 2011, which amendments are incorporated by reference herein) and (b) John M. Gregory and Joseph R. Gregory are directors of the Company.

SJ STRATEGIC INVESTMENTS LLC

By:	/s/ John M. Gregory
John M. Gregory
Managing Member Date: February 17, 2012

Director Nominee: Roland E. Casati

Mr. Roland Casati, age 81, is an experienced businessman and avid golf enthusiast. He was the second investor in Adams Golf and has held his investment in the Company since that time, having never sold a share. Mr. Casati brings with him decades of executive and boardroom experience gained from numerous successful business ventures, both in the golf industry and otherwise. Mr. Casati has been engaged in the development of residential and commercial real estate and diversified personal investments for over 40 years. Mr. Casati’s investments have involved original investments in communications, retail and manufacturing, including previous early-stage investments in golf equipment manufacturers. For example, Mr. Casati was the first investor in Callaway Golf and has personally sponsored numerous golf professionals over the years. Mr. Casati currently serves as the Chairman of Continental Offices Ltd., one of Chicago’s well-known successful commercial and residential developers which he founded in 1972. His previous board experience includes having served on the board of directors of the Company, from 1995 to 1999, during which time he also was a member of the compensation committee, and thirteen years on the board of directors and as a member of the compensation committee of Zeigler Coal Holding Co., as it grew to be the third largest coal producer in the United States before being acquired in 1998.

Mr. Casati’s successful career as a businessman, investor, board member and golf enthusiast, as well as his long involvement in the Company and his prior service as a board member, will make him a valuable addition to the board of Adams Golf. His accounting, finance and risk assessment skills, developed over decades of successful businesses operations, and his involvement in numerous multi-million dollar transactions as both a principal and an investor, gives him experience and insight that will prove invaluable to the Company as it executes on its plan of growth and increasing profitability over the coming years.

Mr. Casati has consented to join the Company’s board of directors if he is elected (see attached consent). Mr. Casati currently owns 459,650 shares of common stock of the Company and is party to a Schedule 13D/A filing with Joseph R. Gregory and SJ Investments, filed on November 17, 2011 and available through the SEC and on the Company’s website. Mr. Casati and his wife on occasion have received sample sets of golf clubs from the Company. None of the companies Mr. Casati has been employed by or managed is a parent, affiliate or other subsidiary of the Company, and Mr. Casati does not have any familial relationships with any of the Company’s current directors or executive officers or any of the candidates being nominated for election to the board. There are no arrangements or understandings between Mr. Casati and SJ Strategic Investments LLC pursuant to which SJ Strategic Investments LLC is nominating Mr. Casati to the Company’s board except as set forth in the above-referenced Schedule 13D/A. Mr. Casati has not, during the past ten years, been involved in any legal proceedings, including those required to be disclosed by Item 401(f) of Regulation S-K under the Securities Exchange Act of 1934. In addition, Mr. Casati is not party to any material proceeding, and does not have a material interest in any material proceeding, which is adverse to the Company or any of its subsidiaries, nor does he have a direct or indirect material interest in any current or currently proposed transaction to which the Company or its subsidiaries are a party.

Director Nominee: Marc H. Eubanks

Mr. Marc Eubanks, age 41, has 22 years of experience in the golf industry. He has constructed and renovated golf courses and developed community infrastructures in his role as the golf course superintendent at numerous exclusive private golf clubs and golf communities throughout the Southeast. Since 2004, Mr. Eubanks has served as the Club Manager and the Chief Operating Officer of The Olde Farm, one of the most highly acclaimed private golf clubs in the country. Mr. Eubanks has been employed by The Olde Farm since its inception in 1998, where he began as the construction and golf course superintendent. In 2010, The Olde Farm became famous for raising in excess of $15.2 million during the one day charity golf tournament “The Big 3 for Mountain Mission School”, breaking the previous record by a PGA Tour sponsored charitable event. The exclusive private club has been recognized in numerous national rankings, and its membership consists of former presidents, sports figures, and national business leaders.

Mr. Eubanks currently serves on the board of directors of the United Company, a privately held diversified multinational company specializing in energy exploration and production, financial management, and golf course development and operation. Mr. Eubanks is highly knowledgeable and experienced in resource management, including financial, material, equipment and human resources. He would bring to the Company’s board a perspective well-versed in the intricate dynamics of building business through superior customer service and relationship-building.

Mr. Eubanks has consented to join the Company’s board of directors if he is elected (see attached consent). Mr. Eubanks does not currently own common stock of the Company. None of the companies Mr. Eubanks has been employed by or managed is a parent, affiliate or other subsidiary of the Company, and Mr. Eubanks does not have any familial relationships with any of the Company’s current directors or executive officers or any of the candidates being nominated for election to the board. There are no arrangements or understandings between Mr. Eubanks and SJ Strategic Investments LLC pursuant to which SJ Strategic Investments LLC is nominating Mr. Eubanks to the Company’s board. Mr. Eubanks has not, during the past ten years, been involved in any legal proceedings, including those required to be disclosed by Item 401(f) of Regulation S-K under the Securities Exchange Act of 1934. In addition, Mr. Eubanks is not party to any material proceeding, and does not have a material interest in any material proceeding, which is adverse to the Company or any of its subsidiaries, nor does he have a direct or indirect material interest in any current or currently proposed transaction to which the Company or its subsidiaries are a party.

Director Nominee: Andrew K. Stull

Mr. Andrew Stull, age 50, has been the Chief Financial Officer of Gregory Management Co., LLC, a private investment management company, since 2004 and until 2011 was the Chief Financial Officer of Bsecure Solutions, LLC, a leading internet security company, where he had been employed since 2005. Mr. Stull spent 21 years in public accounting, including 8 years combined with Arthur Andersen and KPMG Peat Marwick, where he began his career in auditing and ultimately specialized in different areas of taxation such as wealth preservation, business valuations, IRS litigation, cost segregation studies, and closely-held corporations. Mr. Stull is a member of the American Institute of CPAs and the Tennessee and North Carolina Association of CPAs. Mr. Stull’s deep accounting and finance experience would be of great benefit to the board of directors of the Company.

Mr. Stull has consented to join the Company’s board of directors if he is elected (see attached consent). Mr. Stull does not currently own common stock of the Company. Mr. Stull is the CFO of Gregory Management Co., LLC, the owner and CEO of which is Joseph R. Gregory, a current director of the Company. Other than this relationship, none of the companies Mr. Stull has been employed by or managed is a parent, affiliate or other subsidiary of the Company, and Mr. Stull does not have any familial relationships with any of the Company’s current directors or executive officers or any of the candidates being nominated for election to the board. There are no arrangements or understandings between Mr. Stull and SJ Strategic Investments LLC pursuant to which SJ Strategic Investments LLC is nominating Mr. Stull to the Company’s board. Mr. Stull has not, during the past ten years, been involved in any legal proceedings, including those required to be disclosed by Item 401(f) of Regulation S-K under the Securities Exchange Act of 1934. In addition, Mr. Stull is not party to any material proceeding, and does not have a material interest in any material proceeding, which is adverse to the Company or any of its subsidiaries, nor does he have a direct or indirect material interest in any current or currently proposed transaction to which the Company or its subsidiaries are a party.

I hereby consent to being named as a nominee for director in the Nominating Materials and on the stockholder ballot (and although not currently contemplated, possibly in the Company’s proxy materials as well) for the upcoming Annual Meeting of Stockholders of the Company and to serve as a director of the Company if elected.

Dated: January 19, 2012

Signature

/s/ Roland E. Casati
Roland E. Casati

I hereby consent to being named as a nominee for director in the Nominating Materials and on the stockholder ballot (and although not currently contemplated, possibly in the Company’s proxy materials as well) for the upcoming Annual Meeting of Stockholders of the Company and to serve as a director of the Company if elected.

Dated: January 23, 2012

Signature

/s/ Mark H. Eubanks
Marc H. Eubanks

I hereby consent to being named as a nominee for director in the Nominating Materials and on the stockholder ballot (and although not currently contemplated, possibly in the Company’s proxy materials as well) for the upcoming Annual Meeting of Stockholders of the Company and to serve as a director of the Company if elected.

Dated: January 23, 2012

Signature

/s/ Andrew K. Stull
Andrew K. Stull